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Ridgewood Energy

Daniel V. Gulino
Senior Vice President & General Counsel


                                                              May 10, 2005


H. Roger Schwall
Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
405 5th Street N.W.
Washington, D.C. 20549-0405



Dear Mr. Schwall,

              Re: Form 10 Registration Statements for:
                    Ridgewood Energy K Fund, LLC
                    Ridgewood Energy L Fund, LLC
                    Ridgewood Energy M Fund, LLC

This letter is in response to the inquiries forwarded by Mr. Tim Levenberg in yesterday's telephone call in connection with the recently filed Form 10 registration statements for the above-mentioned funds.

First, I would like to respond to a couple of administrative matters. In the filings for the K Fund and the M Fund, there is a typographical error in the telephone number listed for the registrant. The telephone number for both entities is (201) 447-9000, NOT (201) 447-9900.

Further, the language in Item 10 for all the Funds relates that sales of unregistered securities relied on "one or more" of a list of exemptions, and included references to Section 3 (a) (11) and 3 (b) of the Securities Act of 1933 and Rule 701. We understand you may have construed the Item 10 language to mean that these Funds are relying on all of the exemptions listed in that Section. However, all sales of all of these Funds have been made solely in reliance on the private placement exemption contained in Section 4 (2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder. As a result, the language referring to the other exemptions is merely surplus language, and we suggest such surplus language be deleted for clarification.

You have requested that we explain how each Fund conducts an offering of securities in order to comply with the "private placement" exemption under
Section 4 (2) of the Securities Act and Rule 502 and Regulation D. As a preliminary matter, I want to mention that Ridgewood Energy Corporation, as sponsor of these Funds, has been offering private placements for similar oil and gas drilling funds since 1982. We are very familiar with the applicable legal requirements and are extremely mindful of the need to structure and conduct offerings of fund securities in a manner that meets the requirements of the private placement exemption.

As I understand the particular thrust of your inquiries, you requested our comments on how we meet the requirements to comply with Rules 502(c)(1) and
(c)(2) (which generally prohibit advertisements in public media or the use of seminars or meetings where the attendees have been invited by the use of a general solicitation).

To respond to your inquiries, I want to provide you with some background regarding our investor base and our offerings:

(1) All Ridgewood fund investors are accredited. Although Regulation D authorizes a "safe haven" of up to 35 non-accredited investors, we have made a business decision to limit securities offerings to only accredited investors.

(2) Most of the proceeds for these funds were furnished by investors that have previously invested in a fund sponsored by Ridgewood or its affiliates. In fact, 79% of all of the capital contributed to Ridgewood sponsored entities has been provided by investors who have invested in two or more or those funds. As discussed later in this letter, the high repeat investment percentage is how the Ridgewood sponsored funds are able to attract a large number of investors without the use of advertising or other general solicitations.

(3) Investment in a Ridgewood sponsored fund is a "big ticket" investment. The minimum investment is $25,000, and the average size of a single investment in the above-described funds is $90,000. The total amount invested by an average repeat investor is $300,500, and it is not unusual for repeat investors to invest several times such amount. The high minimum requirements and the high dollar amounts received from repeat investors are the primary reasons why we are able to have funds that are as big as $80 million without using any advertising or other general solicitation.

947 Linwood Avenue, Ridgewood, New Jersey 07450 -
T: (201) 447-9000 - F: (201) 447-0474 www.ridgewoodenergy.com

(4) Ridgewood does not purchase advertisements in any media in order to solicit investors or to create awareness of any offering.

(5) Similarly, Ridgewood does not hold or sponsor seminars or meetings where the invitees receive a general solicitation or where the fact of the meeting is published in a general advertising medium.

(6) The majority of proceeds of securities offerings in Ridgewood sponsored funds are received from sales of securities to accredited investors that are existing clients of independent broker-dealer firms. Each of these independent NASD regulated broker-dealer firms are required to enter into a Fund Selling Agreement prior to the commencement of any selling activity. The Fund Selling Agreement provides, in part, that:

          "The [Broker-Dealer] will not, in violation of Regulation D and any state or Federal securities laws, offer or sell any Shares [of the applicable Ridgewood fund] by means of any form of general solicitation or general advertising, including but not limited to the following:

          (i)  any  advertisement,   article,  notice,  or  other  communication
          mentioning the Shares or the Fund published in any newspaper, magazine, or similar medium or broadcast over television or radio; or

          (ii) any seminar or meeting whose attendees have been invited by any general solicitation or general advertising; or

          (iii) any generally accessible web page or other Internet accessible information."

The key to understanding Ridgewood's compliance with the "private placement" exemption is the amount of capital furnished by the high percentage of repeat investors. Because so much of the capital for any new Fund comes primarily from investors who have a pre-existing investment relationship with Ridgewood, no broad solicitation is necessary to raise sufficient capital for Fund operations. For example, in the K Fund, 71% of the capital came from investors who have been in one or more previous Ridgewood sponsored funds. Similarly, in the L Fund and M Fund, 76% and 71%, respectively, of the capital came from investors who have been in one or more previous Ridgewood sponsored funds. Having been in business for 23 years, Ridgewood is in the very fortunate position of having an existing base of investors that are acquainted with the types of funds that Ridgewood sponsors. As a result, to a very considerable degree, capital for a new Ridgewood sponsored fund is furnished by investors who already have an existing relationship with Ridgewood, and Ridgewood does not engage in advertising or public solicitations in order to attract additional capital for fund operations.

Because repeat investors furnish so much of the capital for a new fund, the actual number of new first time investors in any new Ridgewood fund is entirely consistent with what you would expect to see in a private offering.

A second point that I want to reiterate is that Ridgewood does not sponsor and does not hold any public meetings in connection with any of its offerings. Further, Ridgewood does not purchase advertisements to promote any of its fund offerings.

Lastly, the majority of the capital for the Ridgewood funds is obtained as a result of the sales of completely independent registered representatives who are affiliated with independent broker-dealers that are regulated by the NASD. We are aware that the activities of those independent registered representatives and broker-dealers are outside of our control. However, we work with the compliance departments of these firms to ensure that, with respect to the Ridgewood offerings, that the registered representatives comply with the Broker-Dealers's NASD-required comprehensive written supervisory procedures reasonably designed to ensure compliance with all applicable rules, including sales practice requirements for private placements.

I hope this letter is helpful to you in reviewing the Form 10 registration statements for the above mentioned funds.

Please let me know if I can be of any future assistance.



Sincerely yours,



/s/ Daniel V. Gulino